Exhibit 12.1

SERVICE CORPORATION INTERNATIONAL
RATIO OF EARNINGS TO FIXED CHARGES
(In thousands, except ratio amounts)

	Twelve months ended December 31,
	2016	2015	2014	2013	2012
Earnings:
Pretax income	$326,658	$370,351	$402,600	245,206	245,283
Add fixed charges as adjusted (from below)	171,291	182,484	188,362	150,410	142,634
	$497,949	$552,835	$590,962	$395,616	$387,917
Fixed charges:
Interest expense:
Corporate	156,267	163,463	168,746	136,917	130,163
Amortization of deferred financing costs	5,826	9,434	8,825	5,443	4,905
1/3 of rental expense	9,198	9,587	10,791	8,050	7,566
Fixed charges	$171,291	$182,484	$188,362	$150,410	$142,634
Ratio (earnings divided by fixed charges)	2.91	3.03	3.14	2.63	2.72